Exhibit 12
NiSource Inc.
Ratio of Earnings to Fixed Charges
The ration of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines (a).

		Year ended December 31,
	2008	2007	2006	2005	2004
Earnings as defined in item 503(d) of Regulation S-K:
Add:
Pretax income from continuing Operations (b)	$546,410,765	$453,199,709	$526,345,493	$429,271,585	$687,915,414
Fixed Charges	423,043,134	437,049,228	421,450,249	448,835,272	431,296,041
Amortization of capitalized interest (c)	—	—	—	—	—
Distributed income of equity investees	7,941,413	44,134,385	21,974,949	3,384,404	3,793,299
Share of pre-tax losses of equity investees for which charges arising guarantees are included in fixed charges	—	—	—	—	—
Deduct:
Interest capitalized (c)	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries (d)	—	—	1,670,240	6,445,743	6,830,354
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(6,727)	(3,743)	(8,288)	(11,546)	(22,187)

	$977,402,039	$934,387,065	$968,108,739	$875,057,064	$1,116,196,587

Fixed charges as defined in item 503(d) of Regulation S-K:
Interest on long-term debt	$358,736,132	$353,404,387	$346,666,685	$385,598,925	$349,174,481
Other interest	37,897,043	58,563,231	45,992,323	21,103,118	33,133,933
Capitalized interest during period (c)				—	—
Amortization of premium, reacquisition premium, discount and expense on debt, net	7,682,146	7,284,066	7,654,771	17,508,994	21,497,864
Interest portion of rent expense	18,734,540	17,801,287	19,474,518	18,190,038	20,681,596
Minority Interest	(6,727)	(3,743)	(8,288)	(11,546)	(22,187)

	$423,043,134	$437,049,228	$419,780,009	$442,389,529	$424,465,687

Plus preferred stock dividends:
Preferred dividend requirements of subsidiary	$—	$—	$1,076,298	$4,233,611	$4,380,513
Preferred dividend requirements factor	0.67	0.65	0.64	0.66	0.64

Preference security dividend requirements of consolidated subsidiaries (d)	—	—	1,670,240	6,445,743	6,830,354
Fixed charges	423,043,134	437,049,228	419,780,009	442,389,529	424,465,687

	$423,043,134	$437,049,228	$421,450,249	$448,835,272	$431,296,041

Ratio of earnings to fixed charges	2.31	2.14	2.30	1.95	2.59

(a)	Income Statement amounts have been adjusted for discontinued operations.

(b)	Excludes adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees.

(c)	NiSource is a public utility following SFAS 71 and therefore does not add amortization of capitalized interest or subtract interest capitalized in determining earnings, nor reduces fixed charges for Allowance for Funds Used During Construction.

(d)	Preferred dividends, as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one minus the effective income tax rate applicable to continuing operations.